

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 4, 2008

José Luis Magalhães Salazar
Chief Financial Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos, 425/8° andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil

      Re: **Tele Norte Leste Participações S.A.**
             Form 20-F for Fiscal Year Ended December 31, 2007
             Filed May 6, 2008

             Form 20-F/A for Fiscal Year Ended December 31, 2007
             Filed August 15, 2008
             File No. 1-14487

Dear Mr. Salazar:

     We have reviewed your amendment and supplemental response letter dated August 15, 2008 as well as your filing and have the following comments. As noted in our comment letter dated July 25, 2008, we have limited our review to those issues we have addressed in our comments.

Form 20-F/A for Fiscal Year Ended December 31, 2007

Note 36 – Summary of the differences between Brazilian GAAP and US GAAP, page F-82

(q) Statement of cash flows, page F-95

1.   We note your disclosure that, under US GAAP, judicial deposits and blockings are treated as an investing activity. Describe for us the nature of the judicial deposits and blockings and tell us how you determined their classification under SFAS 95.

*   *   *   *

        You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director